UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Houghton Mifflin Harcourt Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44157R109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[x]

Rule 13d-1(d)

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CUSIP No. 44157R109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 12,457,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,457,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,457,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 44157R109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 12,457,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,457,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,457,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 44157R109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 12,457,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,457,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,457,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Houghton Mifflin Harcourt Company, a Delaware corporation (the “Issuer”).

Item 1(a)

Name of Issuer.

Houghton Mifflin Harcourt Company

Item 1(b)

Address of Issuer’s Principal Executive Offices.

222 Berkeley Street

Boston, MA 02116

Item 2(a)-(c)

Name of Person Filing.

Address of Principal Business Office, or, if non, Residence.

Place of Organization.

This Schedule 13G is jointly filed by:

(i)

Avenue Capital Management II, L.P. (“Avenue Capital Management”), a Delaware limited partnership and the investment manager to certain private investment funds and managed accounts (collectively, the “Funds”), with respect to the Common Stock held by the Funds;

(ii)

Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”), a Delaware limited liability company and the general partner of Avenue Capital Management, with respect to the Common Stock held by the Funds; and

(iii)

Marc Lasry, a United States citizen and the managing member of Avenue Capital Management GenPar, with respect to the Common Stock held by the Funds.

The persons identified in (i) through (iii) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 399 Park Avenue, 6th Floor, New York, NY 10022.

Item 2(d)

Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e)

CUSIP Number.

44157R109

Item 3

Reporting Person.

Not applicable.

Item 4

Ownership.

(a)-(b)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares of Common Stock	Number of Shares of Common Stock upon Exercise of Warrants	Total Number of Shares of Common Stock	Percentage of Class
Avenue Capital Management	11,519,497	937,998	12,457,495	8.8%
Avenue Capital Management GenPar	11,519,497	937,998	12,457,495	8.8%
Marc Lasry	11,519,497	937,998	12,457,495	8.8%

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon the sum of (i) 139,955,578 shares of Common Stock outstanding as of November 13, 2013, as reported by the Issuer in its 424B4 Prospectus filed by the Issuer with the Securities Exchange Commission on November 14, 2013, and (ii) the number of shares of Common Stock held by the Reporting Persons upon the exercise of presently exercisable warrants.

(c)

Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock held by the Funds reported in this Schedule 13G.

Item 5

Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6

Ownership of More Than Five Percent on Behalf of Another Person.

The Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8

Identification and Classification of Members of the Group.

Inapplicable.

Item 9

Notice of Dissolution of Group.

Inapplicable.

Item 10

Certification.

Not applicable.

Exhibits

Exhibit 24

Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated February 11, 2014.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2014

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross, Attorney-in-Fact for Marc Lasry

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EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 11, 2014 (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Houghton Mifflin Harcourt Company.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 11, 2014

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross, Attorney-in-Fact for Marc Lasry